

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

Mr. Robert E. Corbin
Principal Financial Officer
Spindletop Oil & Gas Co.
12850 Spurling Rd., Suite 200
Dallas, TX 75230

> **Re:** **Spindletop Oil & Gas Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Response letter dated August 29, 2008**
> **File No. 000-18774**

Dear Mr. Corbin:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note that in responding to prior comments, you express a preference for limiting compliance to future filings, beginning with your 2008 annual report. Unfortunately, the nature and extent of disclosures requiring revision necessitate an amendment to your 2007 annual report. Please ensure that your amendment encompasses all of the revisions outlined in your prior response, and further revisions necessary to resolve the remaining issues identified in this letter. We suggest that you contact us by telephone to make the necessary arrangements, in advance of filing your amendment.

2.   We are continuing to review the information you provided in response to prior
comments 9, 10, 11, 12 and 13, regarding your disclosures about oil and gas
properties.

Controls and Procedures, page 36

3.   We note your response to prior comment 1, regarding the missing disclosure
about internal control over financial reporting. You have not addressed all of the
concerns outlined in the comment. Therefore, we have the following
observations.

   (a)   The revisions you propose include the statement "…management of the
   Company *believes* that as of December 31, 2007, the internal control
   system over financial reporting met [the COSO] criteria…." However, the
   disclosure required by Item 308 of Regulation S-K must include your
   conclusion about the *effectiveness* of your internal control over financial
   reporting as of the end of your fiscal year.

   (b)   With regard to your disclosure indicating your *disclosure controls and
   procedures* were effective as of the end of the fiscal year, given the
   omission of the disclosure required about internal control over financial
   reporting, it appears evident that your disclosure control and procedures
   were *not effective* as of December 31, 2007. Accordingly, we believe you
   should revise your conclusion about the effectiveness of disclosure
   controls and procedures to clarify.

   (c)   As previously advised, you will need to file revised certifications to
   include the introductory language of paragraph 4 of Item 601(b)(31) of
   Regulation S-K.

Financial Statements

Common Stock, page 61

4.   We read your response to prior comment 7, regarding the discounting applied in
valuing common shares issued to employees. Please contact us by telephone to
discuss the implications of your approach in valuing share-based payments.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2008</u>

<u>Controls and Procedures, page 11</u>

5.   We note your response to prior comment 8, concerning an apparent limitation on your views about the effectiveness of your disclosure controls and procedures. You explain that you would change the language as indicated by striking through words that will be deleted and underlining words that will be added. However, your response is not marked as you suggest. We reissue prior comment 8.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief